Mail Stop 6010

									December 14, 2005


David S. Barlow, Chairman
Molecular Insight Pharmaceuticals, Inc.
160 Second Street
Cambridge, Massachusetts  02142


Re:  	Molecular Insight Pharmaceuticals, Inc.
Form S-1 Registration Statement
	File No. 333-129570


Dear Mr. Barlow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire document

1. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

* Summary Financial Data
* Use Of Proceeds
* Capitalization
* Dilution
* The Option Grants Table
* Shares Eligible For Future Sale
* The Principal Stockholders Table
* Description of Capital Stock

 Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be
$2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3. Comments on your application for confidential treatment will be provided in a separate letter when they are available. Please note that we will not be in a position to accelerate effectiveness until all issues relating to your confidential treatment request have been resolved.

4. In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of technical jargon that need to be addressed:

* radiotherapeutics
* radiolabeled fatty acid analog
* Phase 2b
* Phase 2a
* Neuroendocrine tumors
* Pheochromocytoma
* Carcinoid
* Tumor angiogenesis
* Neuroblastoma
* Negative predictive value
* Metabotropic glutamate receptors and inhibitors
* Polymer precursers

To the extent that these terms cannot be replaced by suitable alternatives, please revise to explain the meaning of these terms the first time each one is used.

Prospectus Summary - page 1

5. The disclosure here and in the "Business" section contains a number of statistical claims as well as claims regarding the size of
the market for your proposed products.   Please provide us with
copies of the documents you are relying on in support of these claims. You should mark them to show the location of the information supporting each claim in the prospectus. We may have additional comments after reviewing the supporting materials.

6. The disclosure currently included in your summary is
unbalanced.
While you have included a discussion of your positive opinions and beliefs regarding your proposed products and anticipated results of clinical studies, you have not included any discussion of the negative aspects of your business, and have not clearly indicated
that positive results are not assured.   Please limit the
discussion
of your disclosed products to the targeted indication and the stage of clinical trials. Move the remaining details, including any discussion of the results of clinical trials, to the Business section and balance this disclosure with a discussion explaining that later stage testing might not support the results of earlier testing. Additionally, revise the disclosure to discuss the negative aspects of your business. The negative aspects should include your history of losses, expect to incur additional losses for at least the next several years and the fact that you do not have FDA approval for any for any of your products. The discussion of the negative aspects should be disclosed as prominently as the positive aspects and should not be separated from the discussion of the positive aspects.

7. Additionally, balance the discussion of your business strategy with a discussion of risks and obstacles you will encounter in implementing this strategy.

Risk Factors - page 8

If approved, the commercialization of our product candidates, including Zemiva, may not be profitable. - page 9

8. Please revise the subheading to be more descriptive of the actual risk described in the body of the risk factor.

We do not have patent rights to the composition of Zemiva, and if we
cannot gain and exploit a period of marketing exclusivity... -
page
10

9. In the first full paragraph of page 56 you indicate that the original patent protecting the composition of BMIPP expired in 2003.
Please address this fact in the risk factor.

Our proprietary rights may not adequately protect our technologies and product candidates. - page 10

10. Currently, this subheading states a simple fact but does not identify a specific risk or its potential adverse consequences.
Please revise it so that does.

11. The information in the body of the risk factor is so generic that it could be included in a prospectus for any company in your industry without losing any meaning. Please revise it so that it discusses a risk that is specific to you and your proposed products. That is, the discussion of proprietary rights should be discussing the actual risks involved with your proposed products rather than trade secrets law in general.

12. The revised risk factor should also include a factual context for the risk and its consequences. For example, do you have any reason to believe that there might be a problem with any of your proposed products? Is the risk described in this risk factor simply a more general discussion of the specific risk discussed in the risk factor immediately above it? If so, the two risk factors should be combined, and the specific risk should be identified as an example of the broader risk. As currently written the risk factor is too amorphous to be meaningful.

Our ability to commercialize our potential products will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties... - page 12

13. The information in the body of this risk factor is also so generic that it could be included in a prospectus for any company in your industry without losing any meaning. Please revise it in the same manner as we requested that you revise the one above. If you have any reason to believe that there might be a problem with one of your proposed products, you should identify the problem and discuss it specifically.

If another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates for those indications. -
page
12

14. Since the risk factor relates solely to Ultratrace MIBG, you should revise the risk factor subheading to be specific about what the risk actually is.

15. Although you mentioned this product on page 3 of the summary, you have not provided the reader with any information that would put this risk factor in context. You should revise the risk factor to clarify whether the disease it is intended to target falls within the statutory criteria. You should also disclose whether you have any knowledge regarding whether any other companies are developing products to address the same disease indication as you are. If you do, you need to briefly disclose this information in the risk factor so that a potential investor can fully analyze the risk.

We may need to raise additional funds in order to finance the commercialization of our potential products... - page 13

16. Please relocate this risk factor so that it appears with all of the other risk factors related to your financial condition.

We have no commercial manufacturing facility and no experience in manufacturing products for commercial purposes. - page 14

17. This risk factor subheading is a simple statement of fact that does not identify a specific risk or its potential adverse
consequences.   Please revise the subheading so that it briefly
summarizes the risk and adverse consequences discussed in the risk factor.

18. Please identify the manufacturer referenced in the risk factor and indicate whether you plan on expanding the agreement with this manufacturer to cover your other needs, and whether you anticipate developing your own manufacturing facility. Also indicate whether there are a limited number, or a large number, of manufacturers capable of producing the BMIPP molecule. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

19. Under "Use of Proceeds" on page 27 you state that you may use a portion of the proceeds from this offering to "fund investment in manufacturing capacity...in collaboration with our anticipated commercial manufacturing partner(s)." Please expand the risk factor to address this use of proceeds and the adequacy of the sums available for this purpose.

There are a limited number of manufacturers that can produce our lead product candidate, Zemiva. - page 14

20. On page 2 you state that Zemiva is a radiolabeled fatty acid analog "that is also known as BMIPP." Accordingly, we don`t understand why this is a separate risk from the one identified immediately above it in the prospectus and commented on above. Please revise or advise.

21. It is unclear from the risk factor and disclosure elsewhere in the document as to whether you are competing with other companies to find manufacturers for this product.  Are you, or will you be, the
only company looking for a manufacturer for this product?   Is
there
something about this product that makes it difficult to manufacture?
Does it require ingredients that are difficult to obtain? You need to expand the factual context to include enough information to fully appreciate the risk and its consequences.

We have a limited operating history and potential financial results are uncertain. - page 15

22. Since you have been in business since 1997, we do not understand why you say you have a limited "operating history." Are you trying to say that you have not generated revenue? If so, this appears to be the same risk discussed in the risk factor immediately above this one. Also, it is unclear what you mean when you say that your "business model is still emerging." Please explain what this means.
If this is the same risk as the one immediately preceding it, please combine them and eliminate the overlap. If it is a separate risk, please provide an appropriate subheading and expand the risk factor to clearly identify and discuss a specific risk. As currently written, this risk factor is too ambiguous to be meaningful. The disclosure in the revised risk factor should also be quantified to the extent practicable.

We have little control over the scientists and consultants at the various academic and research institutions with whom we have relationships. - page 17

23. Please revise the subheading to identify a specific risk and its potential adverse consequences.

24. Please expand and revise the body of the risk factor to
provide a
factual context for evaluating this risk.  The information you have
included is too vague and ambiguous to be meaningful.  You say that
these persons conduct research at your request.  Does this mean that
you subcontract your research and development activities out to others, or are the persons you refer to members of an advisory board
you have set up?   Are these individuals or entities that
supplement
research done by your own employees? Also, describe the types of agreements you have with these persons and entities. As currently written, the risk factor raises more questions than it answers.

We depend on government funding, which if lost or reduced, could have an adverse effect on our research and development. - page 17

25. Please disclose what percentage the $4.5 million you have received in grants represents to the total you have expanded on research to date. While the subheading says you "depend" on government funding, the first sentence says that you have relied on government research grants for a "portion" of your funding. In addition, most of the information currently included in the body of the risk factor does not relate to the risk identified in the subheading. Please revise the risk factor accordingly.

Our competitors may develop products that are less expensive, safer or more effective... - page 18

26. Please revise the risk factor to name your most significant competitors. Also identify the products they are developing that will compete with your potential products and compare the development stage of their products with your proposed products. With the exception of the discussion of Cardiolite and Myoview, the information in this risk factor is too vague and ambiguous to be meaningful. If these products are your competition, we think you can safely delete a good deal of the information included in this risk factor without losing any meaning.

We could be negatively impacted by the application or enforcement of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws, page 21

27. Please describe the activities that you engage in that may be determined to be in violation of the anti-kickback and anti-referral laws.

If we choose to acquire new complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner. - page 22

28. The information in the risk factor is both vague and applicable to every company that makes an acquisition. Please revise the risk factor to tie the risk to your particular situation, products, etc.
If you cannot do this, you should consider deleting the risk factor.

Use of Proceeds - page 27

29. In the second paragraph you say you intend to use the majority of the net proceeds of this offering to continue the development and prepare for the commercialization of Zemiva, and to initiate and expand the clinical development of Ultratrace MIBG. Please disclose the amounts you intend to use for each of these purposes and discuss how far you anticipate these proceeds will get you in your progress towards commercialization.

30. Please expand the fifth bullet to briefly discuss what you mean when you refer to funding "investment in manufacturing capacity." We also note that in your discussion of strategic agreements on page 41, you indicate that you are required to make milestone payments to MDS
Nordion in the amount of $427,000. Please clarify whether you will use proceeds of the offering for this purpose.

31. In the next to last paragraph on page 27 you indicate that you may use a portion of the proceeds for acquisitions. Please clarify whether this is a different use than the one identified in the fourth bullet above.

Business - page 45

Strategic Agreements - page 54

32. Please expand the discussion of each agreement to include the material terms of each, including, but not limited to, the aggregate amounts of any milestone payments, termination provisions, guaranteed minimum royalty payments, financial commitments, aggregate amounts paid to date and any other material terms. We may have additional comments after completing our review of your application for confidential treatment.

33. Please revise the discussion of the agreements with Georgetown University to identify your product candidate that is dependent on this agreement.

Employees - page 62

34. Please describe the types of functions performed by your employees and the number of employees performing each type of function.

Management - page 63

35. Please file a consent for the use of Mr. Sterling`s name in the registration statement. Please refer to Rule 438 of Regulation C.

Executive Compensation - page 70

36. Please note that if you file an amendment after December 31, 2005, you will need to expand the compensation disclosure to add the compensation received by the named individuals during 2005.

37. We note that the summary compensation table, the options granted table, and the aggregate option exercise table appear to be incomplete. Please include the required information when you file your first amendment.

Related Transactions - page 76

38. We note that you have not filed the consulting agreement with William C. Eckelman as an exhibit to the registration statement. Please either file the agreement or tell us the basis for your belief that it is not required to be filed. We may have further comment.

Principal Stockholders - page 79

39. Please tell us what the relationship is between David S. and Ann
Barlow. If they are spouses, the ownership table should be revised to attribute ownership of 20% of the outstanding stock to each of Mr.
Barlow and Ann Barlow, with appropriate disclosure regarding the other party`s interest included in the footnotes.

40. We note that Mr. Frank is a managing director of Cerberus
Partners, LP. Please revise the table to attribute the shares owned by Cerberus to Mr. Frank with appropriate footnote disclosure regarding any disclaimers.

Description of Capital Stock - page 81

Preferred Stock - page 81

41. Please include a discussion of the cash dividend to be paid to some of the holders of preferred stock. We may have additional comments.

Registration Rights - page 82

42. It appears that a number of individuals identified in the first full paragraph of page 83 have piggyback registration rights in this offering. Please tell us, and disclose in the registration statement, whether any of those individuals will be exercising their rights in regard to this offering.

Underwriting - page 88

43. Confirm that you have described the nature and extent of any possible short sales by the underwriters. To the extent applicable, address the points enumerated in Section VIII.A.3. of the Division of
Corporation Finance`s "Current Issues Outline" regarding syndicate short sales. The June 16, 2000 version is available on the SEC`s website, www.sec.gov.

Financial Statements

44. Please update your financial information as required under Rule
3-12 of Regulation S-X.

Notes to Consolidated Financial Statements
Revenue Recognition, page F-11

45. Please tell us if you have received other government grants beside those awarded from NIH. If not, please clarify your accounting policy as you state that you recognize revenue from government grants for R&D as services are performed and NIH grant revenue is recognized on a proportional performance basis as costs are incurred.

46. Please clarify where you classify the reimbursement of expense related to your cost sharing arrangements for R&D services.

Note 3. Stock Based Compensation

47. Please explain to us why there was no incremental stock-based compensation resulting from the cancellation and re-grant of employee options. Please refer to paragraph 35 of FAS123 which states "A modification of the terms of an award that makes it more valuable shall be treated as an exchange of the original award for a new award...incurring additional compensation cost."

48. Please expand your disclosure to include an itemized chronological schedule covering all equity instruments issued since
January 1, 2004 through the date of your response. Please also provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. In addition, please disclose the following in the financial statements:

* the date of the transaction;
* the number of shares/options/warrants granted or issued;
* the exercise price or per share amount paid;
* management`s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
* whether the valuation was contemporaneous or retrospective; and
* the intrinsic value, if any, per option and warrants;
* the identity of the recipient, indicating if the recipient was a related party;
* the amount of any compensation expense recognized; and
* significant factors contributing to the difference between the fair value as of the date of each grant and your estimated IPO price.

Note 9. Stockholders` Deficit

49. Please tell us the basis of accounting for each of the warrants issued and provide us with the accounting literature that supports your accounting treatment. Specifically, tell us if the warrants contain a "cashless exercise" option. Please tell us what consideration was given to SFAS 133, EITF 00-19 and other applicable literature.

Signatures

50. Please identify and include the signature of the controller or principal accounting officer.

*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Sasha Parikh at 202-551-3627 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Gabor Garai, Esq.
	Foley & Lardner LLP
	111 Huntington Avenue
	Boston, Massachusetts  02199

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David S. Barlow
Molecular Insight Pharmaceuticals, Inc.
December 14, 2005
Page 12